Exhibit 99.1

First Mining Announces Approval of Springpole Environmental Assessment Terms of Reference from the Ontario Ministry of the Environment, Conservation and Parks

VANCOUVER, BC, Nov. 9, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce it has received a Notice of Approval from the Ontario Ministry of the Environment, Conservation and Parks on the Environmental Assessment Terms of Reference ("ToR") for its Springpole Gold Project ("Project") located in Ontario. First Mining has worked closely with our local and Indigenous communities and government agencies to develop the final ToR that considers their feedback. This Notice of Approval marks the formal commencement of the Ontario Environmental Assessment ("EA") process and allows First Mining to advance the regulatory process which will assess the benefits and potential environmental effects and associated mitigation measures for the Project.

"This is an important milestone for the Springpole Gold Project as we formally enter the provincial EA process," stated Dan Wilton, CEO of First Mining. "First Mining is grateful for the hard work put in by our Indigenous communities and their advisors throughout the ToR process and recognize the significant role they will play in the advancement of the Project. We are eager to continue the dialogue with our communities to discuss how we can strengthen our partnership and bring sustainable economic development to the region."

The ToR provides a framework for the preparation of the provincial EA documents in accordance with the Ontario Environmental Assessment Act. The ToR describes the purpose of the Project, alternative designs for the Project and how they will be evaluated, the potential effects of the Project to be considered and assessment methodology, as well as how Indigenous communities, government agencies and all other public stakeholders will be engaged and consulted throughout the process.

In addition, with the approval of the ToR, First Mining can now more effectively advance the provincial EA in a coordinated manner with the federal EA process pursuant to the Canadian Environmental Assessment Act, 2012 based on the federal Environment Impact Statement ("EIS") guidelines issued to First Mining in 2018.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in north-western Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company's focus on advancing its assets towards production; (ii) timing for the submission of the EIS for the Springpole Gold Project; and (iii) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. ,Such factors include, without limitation: the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: Richard Huang, Vice President, Corporate Development, Direct: +1 604 639 8824, Toll Free: 1 844 306 8827, Email: rhuang@firstmininggold.com; www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 09-NOV-21